UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On August 25, 2023, Lixiang Education Holding Co., Ltd. (the “Company”) entered into a share subscription agreement with each of Xiaoxiong Li, Haibin Gong, Yiqiang Dong, Huafeng Hong, Kin Mang Kung, Shulin Gong, Kim Tuk Yeung, Qunzhu Dong, Jinglong Hong and Canghai Hong (collectively, the “Purchase Agreements”), pursuant to which the Company agreed to issue and sell to such individual investors a total of 50,000,000 ordinary shares with a par value of US$0.0001 each of the Company, in the aggregate consideration of US$6,000,000.

Additionally, the Company agreed to file a registration statement with the SEC covering the resale of the American depositary shares (“ADSs”) representing the ordinary shares that will be issued to such investors under the Purchase Agreements.

After such registration statement is declared effective by the SEC and a final prospectus in connection therewith is filed and the other conditions set forth in the Purchase Agreements are satisfied, the Company will issue and sell the 50,000,000 ordinary shares to be represented by ADSs to the investors.

The foregoing descriptions of the Purchase Agreements are qualified in their entirety by reference to the full text of the Purchase Agreements, a copy of the form of the Purchase Agreement is attached as Exhibit 99.1 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer

Date: August 25, 2023

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Form of Share Subscription Agreement

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